Confidential Treatment Requested by Blue Coat Systems

September 20, 2006

Mr. Thomas Ferraro

Senior Staff Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Comment Letter – Blue Coat Systems, Inc. (the “Company”)

Item 4.02 Form 8-K

Filed on September 11, 2006

File No. 0-28139

Dear Mr. Ferraro:

We are in receipt of your letter dated September 14, 2006 regarding your review of the above-captioned filing.

On July 14, 2006, Blue Coat announced that an independent committee comprised of certain members of the Company’s Board of Directors is conducting a review of the Company’s historical stock option granting practices since its initial public offering in November 1999 and that the independent committee is being assisted by independent legal counsel and accounting experts. As of July 14, 2006, the independent committee had reached a preliminary conclusion that actual measurement dates for financial accounting purposes of certain stock option grants issued in the past likely differ from the recorded grant dates of such awards. The Company also announced that the review had not yet been completed.

On September 11, 2006, the Company announced that, although the independent committee’s review is ongoing, the Company’s Board of Directors, with the concurrence of the independent committee, had determined that, pursuant to the requirements of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25), the actual measurement dates for financial accounting purposes of certain stock options granted primarily during fiscal years 2000-2004 differ from the recorded grant dates of such awards. Consequently, new measurement dates for financial accounting purposes will apply to the affected awards, which will result in additional and material non-cash stock-based compensation expense. On September 11, 2006, the Company also announced that the Company’s Board of Directors, with the concurrence of the independent committee, determined that the Company should restate its financial statements beginning in the fiscal year ended April 30, 2000 through the interim period ended January 31, 2006. The estimated adjustments are subject to the completion of both the review by the independent committee and an audit by Ernst & Young LLP before any adjustments are finalized. The Company also announced that upon the completion and audit of the financial statements, the Company expects to file its Form 10-K for the fiscal year ended April 30, 2006 and its Form 10-Q for the quarter ended July 31, 2006 with the Securities and Exchange Commission. Accordingly, the Company announced that its financial statements and

***	Confidential Material redacted and filed separately with the Commission.

Confidential Treatment Requested by Blue Coat Systems

Mr. Thomas Ferraro

Securities and Exchange Commission

September 20, 2006

the related reports of the Company’s independent registered public accounting firm, Ernst & Young LLP, and all related earnings press releases and communications relating to periods after the Company’s initial public offering in November 1999, including fiscal years 2000 through 2006 and the interim quarters, and the first quarter of fiscal 2007 (ended July 31, 2006), should not be relied upon. The Company also indicated that management and the independent committee have discussed these conclusions with Ernst & Young LLP.

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As noted in the Company’s September 11, 2006 press release and Form 8-K filing, at this time, the Company is not yet able to estimate the extent and timing of adjustments that will be required to its financial statements. The Company has indicated, however, that it currently believes that the majority of the additional non-cash expense will result from revisions to measurement dates for options granted in fiscal years 2000-2004 and that the changes in the affected measurement dates will cause non-cash stock-based deferred compensation charges to be amortized in future periods. The Company has also disclosed that it expects the additional non-cash stock based compensation expense will not affect the Company’s current cash position or financial condition. Moreover, the adjustments will not affect previously reported revenues. The Company also announced that it expects to incur significant legal and professional fees associated with the independent committee’s review and the restatement process.

The Company does not anticipate being in a position to file the financial statements until the independent committee has completed its investigation, the Company prepares the financial statements and related disclosures, and the Company’s independent accounting firm, Ernst & Young LLP, completes it audit of the financial statements. The company intends to file its Report on form 10-K for the fiscal year ended April 30, 2006 and its Report on Form 10-Q for the fiscal quarter ended July 31, 2006 as soon thereafter as practicable.

We note that, pursuant to paragraph 8 of Statement of Financial Accounting Standards No. 5 (“SFAS 5”), an estimated loss from a loss contingency shall be accrued by a charge to income if both of the following conditions are met: (1) Information available prior to issuance of the financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements….and (2) The amount of the loss can be reasonably estimated. We further note that, pursuant to paragraph 10 of SFAS 5, if no accrual is made for a loss contingency because one or both of the conditions in paragraph 8 are not met, disclosure of the contingency shall be made when it is at least reasonably possible that a loss or an additional loss may have been incurred. Finally, we note that paragraph 3 of SFAS 5 defines “reasonably possible” as the chance of the future event or events occurring being more than remote but less than likely.

The Company has considered SFAS 5 and FASB Interpretation No. 14, Reasonable Estimation of the Amount of a Loss (“FIN 14”), and fully expects to include all accruals and/or disclosures required by those provisions when it files its Report on form 10-K for the fiscal year ended April 30, 2006

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Confidential Treatment Requested by Blue Coat Systems

Mr. Thomas Ferraro

Securities and Exchange Commission

September 20, 2006

and its Report on Form 10-Q for the fiscal quarter ended July 31, 2006. Based on the status of the ongoing investigation and the fact that the Company is not yet able to estimate the extent and timing of adjustments that will be required, the Company does not believe it would be possible or appropriate to disclose additional information at this time about possible loss contingencies.

Because of the ongoing nature of the investigation and the fact that the Company is not yet able to estimate the extent and timing of adjustments that will be required, the Company has not made any conclusions about the option issues potential impact on the qualification of the Company’s stock option plan. Therefore, the Company believes any disclosure on that topic would be premature.

The Company publicly disclosed on August 3, 2006, that is has received a notice from the Nasdaq Stock Market stating that the Company is not in compliance with Nasdaq’s Marketplace Rule 4310(c)(14), because the Company has not timely filed its Report on Form 10-K for the fiscal year ended April 30, 2006. The Company also publicly disclosed that it intends to request a hearing before a Nasdaq Listing Qualifications Panel for continued listing on the Nasdaq Stock Market. The Company supplementally informs the Staff that the hearing before a Nasdaq Listing Qualifications Panel was held on September 14, 2006. The Company is awaiting the decision of the Listing Qualifications Panel. The Company intends to issue a press release on or about September 21, 2006 in which it provides an update on the Nasdaq listing issue.

In addition, the Company publicly disclosed on August 3, 2006 that it has been informed by the Securities and Exchange Commission that it is conducting an informal inquiry into the Company’s practices in granting stock options and that the Company is cooperating with this inquiry. To date, the Company has not been contacted by the Internal Revenue Service; however, the Company disclosed in its July 14, 2006 press release that “the Company may record additional non-cash charges for stock based compensation expense, but it is not yet able to determine the amount of such charges or the resulting tax impact of these actions.” After the Company determines actual measurement dates for the stock option grants being reviewed (which has not yet occurred), the Company will analyze any tax implications of the changes to measurement dates. The Company does not believe additional disclosure regarding either the Securities and Exchange Commission inquiry or a possible Internal Revenue Service inquiry is appropriate at the present time.

The Company supplementally informs the Staff that substantially identical shareholder derivative actions have been filed in federal and state court against certain current and former officers and directors purportedly on behalf of the Company. The Company intends to issue a press release on or about September 21, 2006 in which it discloses the filing of the derivative actions. To our knowledge, no other claims have been filed against the Company or its current or former officers or directors by affected option holders or stockholders. Since the independent committee’s investigation is ongoing, it is difficult to assess the significance of the derivative actions at this time.

***	Confidential Material redacted and filed separately with the Commission.

Confidential Treatment Requested by Blue Coat Systems

Mr. Thomas Ferraro

Securities and Exchange Commission

September 20, 2006

Please be assured that the Company takes its disclosure obligations very seriously and is consulting with its legal and financial advisors about such obligations. The Company intends to disclose information about the status of the stock option investigation and related consequences thereof as is required and appropriate under the circumstances.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in each filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions regarding any of the matters discussed in this letter, please feel free to contact me at (650) 463 5470.

Very truly yours,

/s/ Daniel E. O’Connor
Daniel E. O’Connor

DEO:mmr

***	Confidential Material redacted and filed separately with the Commission.